

May 28, 2015

Via E-mail
Philip Sawyer
Chief Executive Officer
Invuity, Inc.
444 De Haro Street
San Francisco, CA 94107

> **Re: Invuity, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 13, 2015**
> **File No. 333-203505**

Dear Mr. Sawyer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 6, 2015 letter.

Graphics

1.   We note your response to prior comment 1; however, any graphics included in your registration statement should reflect an accurate depiction of your products while in use, which appears to be distorted by using artists' illustrations. Please revise your registration statement accordingly.

Prospectus Summary, page 1

2.   We note your response to prior comment 3. Other than the recent studies mentioned in your response, please supplementally provide recent data to support your basis that the remaining limitations you mention still exist today.

Results of Operations, page 58

3.   We note your response to prior comment 5; however, it is unclear how investors will be able to evaluate the extent to which your reusable retractors are generating optical waveguide revenues in each period or the rate at which the reusable retractors grew in each period. Without this information, it is unclear how investors can adequately evaluate your results of operations. Please revise or advise.

4.   Likewise, we note from your response to prior comment 5 that the increase in reusable retractor revenues is due to both volume and price. Please disclose the extent to which increases in revenue are attributable to each. Please refer to Item 303(a)(3)(iii) of Regulation S-K.

Retrospective Analysis, page 86

5.   Based on your response to prior comment 11, it appears inappropriate to include this study in your registration statement given that you cannot determine whether or what portion of the Cohort B improvements can be attributable to your device. Please revise.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail):   Steven Bochner
                     Wilson Sonsini Goodrich & Rosati